UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 001-15254

Enbridge Employee Services, Inc. Employees’ Savings Plan

1100 Louisiana Street

Suite 3300

Houston, TX 77002-5216

(Full title of the plan and the address of the plan)

Enbridge Inc.

3000 Fifth Avenue Place

425-1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Name of the issuer of the securities held pursuant to the

plan and the address of its principal executive office)

Note:     Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Requirement Income Security Act of 1974, or ERISA, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

Enbridge Employee Services, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 24, 2013

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
	(in thousands)
Assets

Investments, at fair value	$367,996	$311,860

Receivables
Contributions receivable	934	-
Notes receivable from participants	6,699	5,848

Cash	5	117

Net assets, at fair value	375,634	317,825

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,428)	(1,064)

Net Assets Available for Benefits	$374,206	$316,761

See Notes to Financial Statements

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

(in thousands)
Additions
Investment income
Net appreciation in fair value of common stock and mutual funds	$40,499
Net appreciation in fair value of common and collective trust funds	764
Dividends	10,292

Net investment income	51,555

Contributions
Employer	9,556
Participant	16,706
Rollovers	2,041

Total contributions	28,303

Interest Income on Notes Receivable from Participants	254

Total additions	80,112

Deductions
Benefits paid directly to participants	(22,642)
Administrative expenses	(25)

Total deductions	(22,667)

Net Increase	57,445

Net Assets Available for Benefits, Beginning of Year	316,761

Net Assets Available for Benefits, End of Year	$374,206

See Notes to Financial Statements

Enbridge Employee Services, Inc.

Employees’ Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 1: Description of the Plan

General

The following is a general description of the Enbridge Employee Services, Inc. Employees’ Savings Plan, which is referred to herein as the Plan, and is qualified in its entirety by reference to the Plan Document as amended. Participants should refer to the Plan document for a more complete description of its provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern. The Plan provides a program whereby eligible participants may accumulate savings on a regular basis. The Plan is a defined contribution plan intended to satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, which is referred to as the Code, and the Employee Retirement Income Security Act of 1974, or ERISA, as amended. The Plan allows participants to contribute to the Plan on a pre-tax and after tax basis pursuant to Section 401(k) of the Code and provides for employer matching contributions pursuant to Section 401(m) of the Code.

Enbridge Employee Services, Inc., which is referred to herein as the Company, is the Plan sponsor. The Plan is administered by the Company and is advised by the Pension Administration Committee, which is referred to as the PAC, whose members are appointed by the Company. T. Rowe Price Trust Company, which is referred to herein as the Trustee, is the Trustee for the Plan, and T. Rowe Price Retirement Plan Services, Inc. is the record keeper of the Plan as established by the Company.

All regular employees of the Company are eligible to participate in the Plan as soon as administratively possible following their date of hire. Temporary employees, who are laborers, are eligible to make plan contributions on the earlier of (i) the first day of the month following the completion of a year of vesting service or (ii) the date upon which the employee begins filling a full-time or part-time established position with the Company or a Participating Affiliate, as defined in the Plan document.

There were no amendments to the Plan during the plan year ended December 31, 2012. In 2011, the Plan was amended to recognize the prior service periods of certain participants who became eligible for the Plan upon the acquisition of certain plan sponsor subsidiaries during the plan year ended December 31, 2011.

Contributions

All contributions made to the Plan are invested by the Trustee as they are received from the Company. Participants are entitled to make pre-tax and after tax contributions to the Plan by electing to contribute a specified percentage of their compensation, up to 50%, but in no event in excess of the statutory maximum contribution amount, which for 2012 was $17,000. For 2012 the statutory maximum amount can be increased by the “catch-up” contribution amount of $5,500 for anyone who attained age 50 or older during the year. Participants may designate a portion of their deferral as Roth contributions, which are made with after-tax dollars.

Participant contributions are invested at the discretion of each participant in one or more of the Plan’s investment options. Eligible employees participate in the Plan either through self-election of a deferral percentage or through automatic enrollment into the Plan at a 5% deferral, provided that the employee did not opt out of such election as specified in the Plan document.

Such deferral elections represent a portion of participants’ salary that would otherwise be payable to participants. All matching contributions are made to the Trustee in cash, which is used to purchase shares of Enbridge Inc. common stock that are publicly traded on the open market. Participants may elect to transfer all purchased shares of Enbridge Inc. common stock to any other investment fund available within the Plan.

The Company matching amount shall be equal to 100% of the sum of the participant’s 401(k) pre-tax contribution and Roth contribution, limited to a maximum allowable percentage of 5% of their credited compensation. Additionally, each participant who is eligible to make “catch-up” contributions may also elect to have all or any portion of such “catch-up” contributions designated as Roth “catch-up” contributions. And lastly, the Trustee will accept rollover contributions from a participant who is entitled to receive a distribution from a designated Roth deferral account under another qualified Roth contribution program of another qualified plan.

Vesting

Employer matching contributions are fully vested after the completion of three years of service, except for participants hired before April 1, 2008, who have immediate vesting on all current and future Company matching contributions regardless of the number of years of service. In the event of Plan termination, the Trustee will make distributions to participants as soon as administratively feasible.

Participant Accounts

The amount contributed by a participant is allocated to the participant’s pre-tax contribution account or Roth contribution account maintained under the Plan as of the date during the Plan year on which the amount is deducted and withheld from the participant’s credited compensation, but for purposes of allocating income or losses, the pre-tax contributions or Roth contributions are credited as of the date received by the Trustee.

Forfeited Accounts

The non-vested portion of the participant’s accounts shall become a forfeiture as of the earlier of (i) the date of distribution of the participant’s vested accounts, or (ii) the date the participant incurs five consecutive one-year periods of severance. As of December 31, 2012 and 2011, the Plan had a balance of $13 thousand and $9 thousand, respectively, in the forfeited non-vested accounts. During 2012, there were withdrawals of $228 thousand from the forfeited accounts to reduce Company contributions.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan assets will be valued as of the date of such termination or discontinuance, and after crediting any increase or charging any decrease to all accounts then existing, the Trustee shall distribute to each participant the full amount of each participant’s account.

Notes Receivable From Participants

The Plan allows participants to borrow from their fund accounts, a minimum of $1 thousand up to a maximum of $50 thousand or 50% of their account balance, whichever is less. The maximum loan amount is reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan on the date on which the loan was made. A loan is secured by the balance in the participant’s account and bears interest at a rate of 1% above the prime rate as of the first business day of the month in which the loan is to be funded. Loans are to be repaid by payroll deduction no less frequently than quarterly over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding. Upon termination of employment, a participant may continue to repay the loan by personal check each month. If a participant fails to repay a loan according to its terms, the Trustee will declare the loan in default and, if the participant is entitled to receive a distribution from the Plan, the participant will be considered as receiving a distribution in the amount of the outstanding balance on the loan and, if the participant is not entitled to a distribution, the participant will receive a “deemed distribution” in the amount of the outstanding balance, including interest on the loan. The Plan had no material deemed distributions for the year ended December 31, 2012. The balance of the deemed distributions at December 31, 2012 and 2011 were $248 thousand and $214 thousand, respectively. The notes receivable from participants outstanding at December 31, 2012 and 2011 were $6.7 million and $5.8 million, respectively. The interest rates charged to participants for outstanding loans were between the range of 4.25% to 9.25% for the year ended December 31, 2012.

Payment of Benefits

Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: (i) a single distribution; (ii) two or more installments over a period elected by the participant; or (iii) in two or more partial withdrawals, any one of which may be no less than $1 thousand and which may be taken no more frequently than once each calendar month. Distributions must commence no later than the required commencement date as set forth in the Plan.

The Plan also permits withdrawals of pre-tax elective deferral contributions in the event of a hardship. Hardship for this purpose is defined as an immediate and heavy financial need that cannot be satisfied from other sources and that is for the payment of: (i) medical expenses; (ii) purchase of a principal residence; (iii) tuition and related fees for a year of post-secondary education; (iv) amounts necessary to prevent the eviction of the participant or the foreclosure of the mortgage on the participant’s primary residence; (v) burial or funeral expenses; and (vi) certain expenses for the repair of damage to a principal residence.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, referred to as GAAP. The preparation of the Plan financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investment and Income Recognition

The Plan defines fair value as an exit price representing the expected amount it would receive to sell an asset or pay to transfer a liability in an orderly transaction with market participants at the measurement date. The Plan applies the authoritative guidance to fair values of investments it reports in the statements of net assets available for benefits and related disclosures.

The Plan employs a hierarchy which prioritizes the inputs it uses to measure fair value into three distinct categories based upon whether such inputs are observable in active markets or unobservable. The Plan classifies assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement. The methodology for categorizing assets and liabilities that are measured at fair value pursuant to this hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest level to unobservable inputs as outlined below:

•

Level 1—The Plan includes in this category the fair value of assets and liabilities that it measures based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Plan considers active markets as those in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2—The Plan categorizes the fair value of assets and liabilities that it measures with either directly or indirectly observable inputs as of the measurement date where pricing inputs are other than quoted prices in active markets for identical instruments, as Level 2. This category includes those assets and liabilities that the Plan values using models or other valuation methodologies derived from observable market data. These models are primarily industry-standard models that consider various inputs including: (i) quoted prices for assets and liabilities; (ii) time value; (iii) volatility factors; and (iv) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the assets and liabilities, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

•

Level 3—The Plan includes in this category the fair value of assets and liabilities that it measures based on prices or valuation techniques that require inputs which are both significant to the fair value measurement and less observable from objective sources. (i.e., values supported by lesser volumes of market activity). The Plan may also use these inputs with internally developed methodologies that result in its best estimate of the fair value. In most instances, the observable data is not available to validate the inputs used to measure fair value.

Following is a description of the valuation methodologies used for assets measured at fair value:

Corporate Stocks:	Valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.

Mutual Funds:	Valued at the quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Common and Collective Trust Funds:

Valued at the net asset value, referred to herein as NAV, of the trust units held by the Plan at year end. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The methods described above can produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In accordance with authoritative guidance, the Stable Value Trust Fund, which is considered a fully benefit-responsive investment contract, is included at its fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The contract value is the amount a participant would receive if they were to initiate permitted transactions under the terms of the ongoing plan. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation and depreciation in fair value of investments, which consists of net realized gains and losses and the unrealized appreciation and depreciation on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the Plan document.

Benefit Payments

Benefit distributions are recorded when paid.

Risks and Uncertainties

The Plan provides investment options in various combinations of investment securities. Investment securities are exposed to various risks such as foreign currency exchange rate, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

New Accounting Pronouncements

In May 2011, FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards – Fair Value Measurement, referred to as ASU 2011-04. The guidance ensures that the definition of fair value and the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. ASU 2011-04 also changes certain fair value measurement principles and enhances the disclosure requirements for Level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ended December 31, 2012 and did not have a material effect on the financial statements when adopted in 2012.

Note 3: Income Tax Status

The Internal Revenue Service issued a favorable tax determination letter to the Plan on March 13, 2012, covering plan amendments through November 18, 2010. The Plan has not been further amended since receiving the latest determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 4: Investments

The following table presents the Plan’s investments, at fair value as of December 31, 2012 and 2011 (in thousands). Individual investments that represent 5% or more of the Plan’s net assets in either year are separately identified:

	2012	2011
Dodge and Cox Balanced Fund	$26,822	$23,681
T. Rowe Price Mid-Cap Growth Fund*	25,609	23,562
T. Rowe Price Stable Value Trust Fund*	34,643	30,505
Enbridge Inc. Stock*	194,086	166,385
Other investments less than 5%	86,836	67,727

	$367,996	$311,860

*	Denotes party-in-interest

During 2012, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value (in thousands) by $41,263, as follows:

Common stocks and mutual funds	$40,499
Common/collective trust funds	764

$41,263

Dividends realized on the Plan’s investments (in thousands) for the year ended December 31, 2012 were $10,292.

During 2012 and 2011, the Plan held an interest in common collective trust fund, the T. Rowe Price Stable Value Trust Fund. The common collective trust fund invests primarily in a diversified portfolio of investment contracts, guaranteed investment contracts, synthetic investment contracts and separate account contracts, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions for a fee. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. The fair value of the fund equals the total of the fair value of the underlying assets plus the total wrap contract rebid value.

Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. However, Plan management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants. The issuer may terminate a wrap contract for cause at any time.

The average yield earned by all wrap contracts held by the Plan’s common/collective trust fund was approximately 2.36% and 2.69% for the years ended December 31, 2012 and 2011, respectively. The average yield earned by the Plan for all wrap contracts held by the Plan’s common/collective trust fund based on the actual interest rates credited to participants was approximately 2.45% and 2.97% for the years ended December 31, 2012 and 2011, respectively.

Note 5: Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments that were accounted for at fair value, on a recurring basis (in thousands):

	2012	2011
Level 1:
Common stock
Enbridge Inc. Stock	$194,086	$166,385

Mutual funds
Balanced funds	26,822	23,681
International funds	7,379	6,143
Bond funds	3,465	2,859
Growth funds	33,141	29,359
Income funds	21,292	17,598
Retirement funds	36,027	25,286
Other funds	6,028	5,213

	134,154	110,139

Level 2:
Common and collective trust fund
Equity index trust fund	5,113	4,831

Level 3:
Common and collective trust fund
Stable value trust fund	34,643	30,505

Total investments at fair value	$367,996	$311,860

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2012 (in thousands):

Balance, beginning of year	$30,505
Purchases and receipts	13,464
Sales and disbursements	(10,419)
Dividends	729
Other adjustments	364

Balance, end of year	$34,643

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2012, there were no transfers between levels.

Investments in Certain Entities That Calculate NAV per Share

The tables below sets forth fair value measurements of the investments in certain entities that calculate NAV per share or its equivalent, as of December 31, 2012 and 2011 (in thousands):

	Fair Value Estimated Using NAV per Share December 31, 2012
	Fair Value [1]	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Equity Index Trust Fund[2]	$5,113	None	Daily	None	90 days
Stable Value Trust Fund[3]	34,643	None	Daily	None	12-30 months

	$39,756

	Fair Value Estimated Using NAV per Share December 31, 2011
	Fair Value [1]	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Equity Index Trust Fund[2]	$4,831	None	Daily	None	90 days
Stable Value Trust Fund[3]	30,505	None	Daily	None	12-30 months

	$35,336

[1]	The fair values of the investment have been estimated using the NAV of the investment.

[2]	Represents pooled funds investing primarily in common stocks of companies that comprise the S&P Index.

[3]

Represents pooled funds investing in guaranteed investment contracts issued by insurance companies; investments contracts issued by banks; structured or synthetic investments contracts issued by banks, insurance companies, and other issuers; separate account contracts and other similar instruments that are intended to maintain a constant net asset value.

Note 6: Party-In-Interest Transactions

At December 31, 2012 and 2011, the Plan held 4,480,289 and 4,447,607 shares, respectively, of Enbridge Inc. participant-directed common stock. Funds are managed by T. Rowe Price Associates, Inc, T. Rowe Price Retirement Funds Inc., and T. Rowe Price Trust Company.

T. Rowe Price Associates, Inc. and T. Rowe Price Stable Asset Management, Inc. serve as investment advisors to the Trustee, T. Rowe Price Trust Company; therefore, these transactions qualify as party-in-interest transactions. Each participant account under the Plan incur indirect fees or expense reimbursement payments that are charged to investment funds selected and reflected in the value or return on the investment (i.e., included in calculating the expense ratio or unit value of the fund), finders’ fees, “soft dollar” revenue, “float” revenue, and/or brokerage commissions or other transaction-based fees, these fees are charged in proportion to the investment funds selected by the participant. The Plan participants also incur direct expenses which would include amounts paid to T. Rowe Price for services provided such as, i.e., recordkeeping, participant loan processing, redemption or trustee fees are paid directly by the plan and were approximately $25 thousand for the plan year ended December 31, 2012.

Transactions resulting in Plan assets being transferred to, or used by, a related party, are prohibited under ERISA and the Code unless a specific exemption exists. Enbridge Inc. is a “party-in-interest” as defined by ERISA and a “disqualified person” as defined by the Code as a result of its ownership of the Company. However, the purchase of Enbridge Inc. common stock by the Plan is exempt under

ERISA Section 408(e) and Code Section 4975(d)(13) and is therefore not prohibited by ERISA or the Code. T. Rowe Price is a “party-in-interest” and “disqualified person” as a result of its status as a plan fiduciary and service provider. However, the purchase of interests of a collective fund managed by T. Rowe Price is exempt under ERISA Section 408(b)(8) and Code Section 4975(d)(8) and is not prohibited by ERISA or the Code.

Note 7: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits as set forth in the accompanying financial statements as of December 31, 2012 and 2011 to the Form 5500 (in thousands):

	2012	2011
Net assets available for benefits in the financial statements	$374,206	$316,761
Adjustments from contract value to fair value for fullybenefit-responsive contracts	1,428	1,064

Net assets available for benefits per Form 5500	$375,634	$317,825

The following is a reconciliation of the change in net assets available for benefits as set forth in the accompanying financial statements for the year ended December 31, 2012 to Form 5500 (in thousands):

Increase in net assets available for benefits per the financial statement	$57,445
Adjustment from contract value to fair value for fully benefit-responsive contracts at December 31, 2012	1,428
Adjustment from contract value to fair value for fully benefit-responsive contracts at December 31, 2011	(1,064)

Increase in net assets available for benefits per Form 5500	$57,809

The accompanying Statements of Net Assets Available for Benefits present investments in fully benefit-responsive investment contracts at the fair value of the contracts, which are then reconciled to contract value. The Statement of Changes in Net Assets Available for Benefits includes changes in the values of fully benefit-responsive investment contacts on a contract value basis. For Form 5500 reporting, assets held for investment purposes are presented at fair value.

Enbridge Employee Services, Inc.

Employees’ Savings Plan

EIN: 76-0697621 PN: 001

Form 5500 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

At December 31, 2012

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost**	e. Current Value

	Dodge & Cox Balanced Fund	Investment of a Registered Investment Company		$26,821,709
	Dodge & Cox International Stock Fund	Investment of a Registered Investment Company		4,145,211
	Fidelity International Discovery Fund	Investment of a Registered Investment Company		3,233,424
	Vanguard Bond Index Fund	Investment of a Registered Investment Company		3,464,622
*	T. Rowe Price Mid-Cap Growth Fund	Investment of a Registered Investment Company		25,608,512
*	T Rowe Price Equity Income Fund	Investment of a Registered Investment Company		11,603,260
*	T. Rowe Price Small Cap Stock Fund	Investment of a Registered Investment Company		6,027,956
*	T. Rowe Price Blue Chip Growth Fund	Investment of a Registered Investment Company		7,532,715
*	T. Rowe Price Spectrum Income Fund	Investment of a Registered Investment Company		8,813,359
*	T. Rowe Price Retirement Income Fund	Investment of a Registered Investment Company		875,410
*	T. Rowe Price Retirement 2005 Fund	Investment of a Registered Investment Company		215,617
*	T. Rowe Price Retirement 2010 Fund	Investment of a Registered Investment Company		2,193,730
*	T. Rowe Price Retirement 2015 Fund	Investment of a Registered Investment Company		3,886,151
*	T. Rowe Price Retirement 2020 Fund	Investment of a Registered Investment Company		5,987,349
*	T. Rowe Price Retirement 2025 Fund	Investment of a Registered Investment Company		5,611,037
*	T. Rowe Price Retirement 2030 Fund	Investment of a Registered Investment Company		5,385,767
*	T. Rowe Price Retirement 2035 Fund	Investment of a Registered Investment Company		4,184,643
*	T. Rowe Price Retirement 2040 Fund	Investment of a Registered Investment Company		3,689,396
*	T. Rowe Price Retirement 2045 Fund	Investment of a Registered Investment Company		3,142,861
*	T. Rowe Price Retirement 2050 Fund	Investment of a Registered Investment Company		1,303,108
*	T. Rowe Price Retirement 2055 Fund	Investment of a Registered Investment Company		427,836
*	T. Rowe Price Stable Value Trust Fund	Investment of a Common/Collective Trust Fund		34,643,124
*	T. Rowe Price Equity Index Trust Fund	Investment of a Common/Collective Trust Fund		5,112,960
*	Enbridge Inc. Stock	Common Stock		194,086,117

	Total Investments			367,995,874

*	Notes Receivable from Participants	Interest rate range 4.25% - 9.25%; Maturity date range 01/04/2013-01/06/2018	-0-	6,698,772

	Total			$374,694,646

*	Parties-in-Interest
**	Cost information is omitted because these investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENBRIDGE EMPLOYEE SERVICES, INC.
Registrant

Dated: June 24, 2013	/s/ Joan Gay
Joan Gay
Member of the Pension Administration Committee of the Enbridge Employee Service, Inc. Employees’ Savings Plan

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of McConnell & Jones LLP